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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Commission File No. 001-36788

QUINPARIO ACQUISITION CORP. 2
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	47-1347291 (I.R.S. Employer Identification No.)
c/o Quinpario Partners 2, LLC 12935 N. Forty Drive, Suite 201 St. Louis, Missouri (Address of principal executive offices)	63141 (Zip code)
(314) 548-6200 (Registrant's telephone number, including area code)

Quinpario Acquisition Corp. 2
12935 N. Forty Drive, Suite 201
St. Louis, Missouri

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF ANTICIPATED CHANGE IN MAJORITY OF DIRECTORS

June 26, 2017

        This Information Statement is attached to the proxy statement being mailed on or about June 26, 2017 (the "Proxy Statement") to the holders of common stock, par value $0.0001 per share ("Quinpario Common Stock") of Quinpario Acquisition Corp. 2 ("Quinpario," the "Company," "we" or "us"), relating to the special meeting of the stockholders of Quinpario to be held on July 11, 2017 (the "Special Meeting"), and is being filed with the Securities and Exchange Commission (the "SEC") and transmitted to Quinpario stockholders in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. The Proxy Statement is incorporated herein by reference. Capitalized terms used but not otherwise defined in this Information Statement have the meanings ascribed to such terms in the Proxy Statement.

        Assuming the Business Combination is consummated, the combined company will enter into the Director Nomination Agreements, substantially in the form attached to the Proxy Statement as Annex D. Pursuant to the Director Nomination Agreements, the entire board of directors of Quinpario (the "Board") will resign, the size of the combined company's board will be increased from seven to eight directors, and the following individuals will be appointed as directors: Matthew H. Nord, Joshua M. Black, Par Chadha, Ronald Cogburn, Jim Reynolds, Nathaniel J. Lipman, Gordon J. Coburn and John H. Rexford (each a "Post-Combination Director"). Because the Post-Combination Directors will be designated according to the Director Nomination Agreements, and not elected at a meeting of Quinpario stockholders, we are required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder to provide this Information Statement to our stockholders at least ten days before the Post-Combination Directors take office.

        ALTHOUGH WE ARE SEEKING YOUR PROXY TO VOTE IN FAVOR OF THE PROPOSALS IN THE PROXY STATEMENT TO WHICH THIS INFORMATION STATEMENT IS ATTACHED, NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED UNDER THIS INFORMATION STATEMENT.

 PRINCIPAL HOLDERS OF VOTING SECURITIES

        Quinpario Common Stock is the only outstanding class of equity securities that is entitled to vote at a meeting of our stockholders. Each share of Quinpario Common Stock is entitled to one vote. On the record date for the Special Meeting, there were 28,848,601 shares of Quinpario Common Stock outstanding and entitled to vote.

BENEFICIAL OWNERSHIP OF SECURITIES

        For information on the beneficial ownership of Quinpario Common Stock by (i) each person known to us who is, or is expected to be, the beneficial owner of more than five percent of the outstanding shares of Quinpario Common Stock, (ii) each of Quinpario's current officers and directors, (iii) each person who will become a named officer or director of the combined company and (iv) all officers and directors of Quinpario, as a group, and of the combined company, as a group, see the section entitled "Beneficial Ownership of Securities" in the Proxy Statement.

CHANGE IN CONTROL

        There will be a change in control of Quinpario that will occur as a result of the Business Combination. Subject to certain assumptions, we anticipate that, upon completion of the Business Combination: (i) New SourceHOV LLC, a newly formed entity owned by SourceHOV's equity holders, will own approximately 54.9% of the combined company; (ii) Novitex Parent will own approximately 20.9% of the combined company; (iii) Quinpario's public stockholders (other than the PIPE Investors) will retain an ownership interest of approximately 2.8% in the combined company; (iv) the PIPE Investors will own approximately 14.2% of the combined company (such that public stockholders, including PIPE Investors, will own approximately 17.1% of the combined company); and (v) the Founders will own approximately 5.5% of the combined company, after giving effect to the cancellation of 716,429 Founder Shares pursuant to the Forfeiture Agreement. For more information, see the section entitled "Summary of the Proxy Statement—Impact of the Business Combination on the Company's Public Float" in the Proxy Statement.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Current Directors and Executive Officers

        The current directors and executive officers are set forth in the table below.

Name	Age	Position
Paul J. Berra III	48	Chairman of the Board
D. John Srivisal	38	President and Chief Executive Officer
A. Craig Ivey	59	Vice President—Operations
Edgar G. Hotard	73	Director
W. Thomas Jagodinski	60	Director
Ilan Kaufthal	69	Director
Roberto Mendoza	71	Director
Dr. John Rutledge	68	Director
Shlomo Yanai	64	Director

        For biographical information concerning the current directors and executive officers, see the section entitled "Information About Quinpario—Management—Directors and Executive Officers" in the Proxy Statement.

        Nasdaq listing standards require that a majority of our board of directors be independent. An "independent director" is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of our board of directors, would interfere with the director's exercise of independent judgment in carrying out the responsibilities of a director. We currently have six "independent directors" as defined in the Nasdaq listing standards and applicable SEC rules: Messrs. Hotard, Jagodinski, Kaufthal, Mendoza and Yanai and Dr. Rutledge.

Management After the Business Combination

        The individuals set forth below will be the executive officers of the combined company and the Post-Combination Directors.

Name	Age	Position
Par Chadha	62	Executive Chairman, Director
Ronald Cogburn	61	Chief Executive Officer, Director
Jim Reynolds	48	Chief Financial Officer, Director
Suresh Yannamani	51	President, Americas
Mark Fairchild	57	President, Europe
Shrikant Sortur	44	Senior Vice President, Global Finance
Nathaniel J. Lipman	52	Director
Gordon J. Coburn	53	Director
Matthew H. Nord	38	Director
Joshua M. Black	30	Director
John H. Rexford	60	Director

        Biographical information for Messrs. Black, Coburn and Rexford is set forth under the section entitled "Management After the Business Combination—Board of Directors" in the Proxy Statement. Biographical information for Messrs. Nord and Lipman is set forth under the section entitled "Information About Novitex—Management" in the Proxy Statement. Biographical information for Messrs. Chadha, Cogburn, Reynolds, Sortur, Yannamani and Fairchild is set forth under "Information About SourceHOV—Management" in the Proxy Statement.

Family Relationships

        There are no family relationships among any of Quinpario's directors or executive officers.

Leadership Structure

        The Board is divided into three classes. The first class of directors (Class A) will hold office until Quinpario's annual meeting of stockholders to be held on June 29, 2017, the second class of directors (Class B) will hold office until the next succeeding annual meeting of stockholders and the third class of directors (Class C) will hold office until the second succeeding annual meeting of stockholders. Each director holds office until the third succeeding annual meeting of stockholders after his or her election, or until his or her death, resignation, removal or the earlier termination of his or her term of office. Currently, there are two directors in Class A, Dr. John Rutledge and Shlomo Yanai, two directors in Class B, W. Thomas Jagodinski and Ilan Kaufthal, and three directors in Class C, Paul J. Berra III, Edgar G. Hotard and Roberto Mendoza. The membership of each class of the board of directors of the combined company will be determined after the consummation of the Business Combination.

        The Board has determined to keep the positions of chairman of the board and principal executive officer separate at this time. This permits the Company's principal executive officer to concentrate his or her efforts on managing the Company's business operations and development. This also allows the

Company's chairman to focus on board activities including, among other things, communications and relations between the Board and senior management, consideration by the Board of the Company's strategies and policies and evaluation by the Board of the Company's principal executive officer.

Independence of Directors

        Quinpario Common Stock is listed on the Nasdaq Capital Markets and Quinpario adheres to the Nasdaq listing standards in determining whether a director is independent. The Board consults with counsel for the Company to ensure that its determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. Nasdaq requires that a majority of the Board must be composed of "independent directors," which is defined generally as a person other than an officer of a company, who does not have a relationship with the company that would interfere with the director's exercise of independent judgment in carrying out the responsibilities of a director. Consistent with these considerations, the Company has determined that each of Messrs. Hotard, Jagodinski, Kaufthal, Mendoza and Yanai and Dr. Rutledge is an independent director.

        The combined company will have five "independent directors" as defined in the Nasdaq listing standards and applicable SEC rules: Messrs. Lipman, Coburn, Rexford, Nord and Black. In addition, we anticipate that Messrs. Lipman, Coburn and Rexford will qualify as independent directors for the purpose of serving on the audit committee of the combined company under SEC rules.

Board Role in Risk Oversight

        The Board's primary function is one of oversight. The Board as a whole works with Quinpario's management team to promote and cultivate a corporate environment that incorporates enterprise-wide risk management into strategy and operations. Management periodically reports to the Board about the identification, assessment and management of critical risks and management's risk mitigation strategies. Each committee of the Board is responsible for the evaluation of elements of risk management based on the committee's expertise and applicable regulatory requirements. In evaluating risk, the Board and its committees consider whether the Company's programs adequately identify material risks in a timely manner and implement appropriately responsive risk management strategies throughout the organization. The audit committee focuses on assessing and mitigating financial risk, including risk related to internal controls, and receives at least quarterly reports from management on identified risk areas. In setting compensation, the compensation committee strives to create incentives that encourage behavior consistent with the Company's business strategy, without encouraging undue risk-taking. The nominating committee considers areas of potential risk within corporate governance and compliance, such as management succession. Each of the committees reports regularly to the Board as a whole as to their findings with respect to the risks they are charged with assessing.

Board Meetings

        During the fiscal years ended December 31, 2016 and 2015, the Board met five and six times, respectively, and acted by written consent one and zero times, respectively. All of the Company's directors attended 75% or more of the aggregate number of meetings of the Board and committees on which they served. The directors are strongly encouraged to attend meetings of stockholders.

        The Board has three separately standing committees: the audit committee, the compensation committee and the nominating committee. Each committee is composed entirely of independent directors as determined in accordance with the rules of Nasdaq for directors generally, and where applicable, with the rules of Nasdaq for such committee. In addition, each committee has a written charter. We anticipate that the board of directors of the combined company will maintain the committees currently constituted by the Board and will readopt their respective charters. For more information on the composition of the combined company's board committees, see the section entitled "Management After the Business Combination—Committees of the Board of Directors" in the Proxy Statement.

Audit Committee

        For information on the audit committee, see the section entitled "Management After the Business Combination—Committees of the Board of Directors—Audit Committee" in the Proxy Statement.

Report of the Audit Committee

        For the Report of the Audit Committee, see the section entitled "Directors, Executive Officers and Corporate Governance—Board Meetings and Committees—Report of the Audit Committee" in Quinpario's Definitive Proxy Statement for the Annual Meeting of Stockholders, filed with the SEC on June 14, 2017 (the "Annual Proxy Statement").

Nominating Committee

        For information on the nominating committee and its guidelines for selecting director nominees, see the section entitled "Management After the Business Combination—Committees of the Board of Directors—Nominating Committee" in the Proxy Statement.

Compensation Committee

        For information on the compensation committee, see the section entitled "Management After the Business Combination—Committees of the Board of Directors—Compensation Committee" in the Proxy Statement.

Code of Ethics

        On January 22, 2015, the Board adopted a code of ethics that applies to the Company's executive officers, directors and employees. The code of ethics codifies the business and ethical principles that governs aspects of the Company's business.

EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

        No executive officer has received any cash compensation for services rendered to us. We pay Quinpario Partners LLC, an affiliate of our sponsor, a fee of $10,000 per month for providing us with office space and certain office and secretarial services. This arrangement will terminate upon consummation of our initial business combination. Other than the $10,000 per month administrative fee, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing stockholders, including our directors, or any of their respective affiliates, prior to, or for any services they render in order to effectuate, the consummation of a business combination. However, such individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than our board of directors and audit committee, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged.

        Following the completion of the Business Combination, our compensation committee will determine the annual compensation to be paid to the members of the board of directors. We also intend to develop an executive compensation program that is designed to align compensation with the combined company's business objectives and the creation of stockholder value, while enabling the combined company to attract, motivate and retain individuals who contribute to the long-term success of the combined company. Decisions on the executive compensation program will be made by the Compensation Committee of the board of directors.

Compensation Committee Interlocks and Insider Participation

        The current members of our compensation committee are all independent directors as determined in accordance with the rules of Nasdaq. No member of our compensation committee during the last fiscal year was or previously had been an executive officer or employee of ours. None of our executive officers served as a director or member of a compensation committee (or other committee serving an equivalent function) of any other entity, an executive officer of which served as one of our directors or a member of our compensation committee.

Compensation Discussion and Analysis

        The policies of the Company with respect to the compensation of its executive officers is administered by the Board in consultation with its compensation committee (as described above) and in accordance with the applicable Nasdaq listing standards. Notwithstanding the foregoing, as indicated above, other than the $10,000 per month administrative fee, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of the Company's existing stockholders, including the Company's directors, or any of their respective affiliates, prior to, or for any services they render in order to effectuate, the consummation of a business combination.

        The compensation policies followed by the Company after consummation of a business combination will be intended to provide for compensation that is sufficient to attract, motivate and retain executives of outstanding ability and potential and to establish an appropriate relationship between executive compensation and the creation of stockholder value. It is anticipated that performance-based and equity-based compensation will be an important foundation in executive compensation packages as the Company believes it is important to maintain a strong link between executive incentives and the creation of stockholder value. The Company believes that performance and equity-based compensation can be an important component of the total executive compensation package for maximizing stockholder value while, at the same time, attracting, motivating and retaining high-quality executives.

Compensation Committee Report

        For the Report of the Compensation Committee, see the section entitled "Directors, Executive Officers and Corporate Governance—Executive Officer and Director Compensation—Report of the Compensation Committee" in the Annual Proxy Statement.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Neither Quinpario, SourceHOV nor Novitex had relationships or transactions with related persons that are required to be disclosed, other than as set forth in the section entitled "Certain Relationships and Related Transactions" in the Proxy Statement.

Related Person Policy

        For a description of Quinpario's policies regarding related party transactions, see the section entitled "Certain Relationships and Related Transactions—Related Person Policy" in the Annual Proxy Statement.

 SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires the Company's officers, directors and persons who own more than ten percent of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and ten percent stockholders are required by regulation to furnish the Company with copies of all Section 16(a) reports they file. Based solely on a review of such reports received by the Company and written representations from certain reporting persons that no Form 5s were required for those persons, the Company believes that, during the fiscal year ended December 31, 2016 and thereafter, all reports required to be filed by the Company's officers, directors and persons who own more than ten percent of a registered class of the Company's equity securities were filed on a timely basis.

LEGAL PROCEEDINGS

        We are not a party to any pending legal proceeding, nor is our property the subject of a pending legal proceeding, that is not in the ordinary course of business or otherwise material to the financial condition of its business. None of our directors, officers or affiliates is involved in a proceeding adverse to its business or has a material interest adverse to its business.

STOCKHOLDER COMMUNICATIONS

        Stockholders may contact the Board or individual members of the Board by writing to them in care of the Secretary, Quinpario Acquisition Corp. 2, 12935 N. Forty Drive, Suite 201, St. Louis, Missouri 63141. The Secretary will forward all correspondence received to the Board or the applicable director from time to time.

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2017	By:	/s/ D. JOHN SRIVISAL
		Name:	D. John Srivisal
		Title:	President and Chief Executive Officer

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PRINCIPAL HOLDERS OF VOTING SECURITIES
BENEFICIAL OWNERSHIP OF SECURITIES
CHANGE IN CONTROL
DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE
EXECUTIVE OFFICER AND DIRECTOR COMPENSATION
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
LEGAL PROCEEDINGS
STOCKHOLDER COMMUNICATIONS
SIGNATURES